SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Nyer Medical Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

670711100
(CUSIP Number)

Wayne Gunter
D.A.W., Inc.
13 Water Street
Holliston, MA 01746
(508) 429-8506
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 670711100	Page 2 of 4 Pages

1	Names of Reporting Persons Wayne Gunter
2	Check the Appropriate Box if a Member of a Group N/A (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 670711100	Page 3 of 4 Pages

The following items have been amended to reflect a decrease in beneficial ownership which resulted from the cancellation of shares of Common Stock in connection with the dissolution of the Issuer described more fully in Item 5 below.

Item 5.  Interest in Securities of the Issuer.

(a)-(d) As the result of a cancellation of Common Stock in connection with the dissolution of the Issuer, Mr. Gunter received a liquidation distribution from the Issuer of $2.08 per share of Common Stock beneficially owned by him.  Thus, as of May 20, 2010, Mr. Gunter no longer beneficially owns any shares of the Issuer.

(e) Mr. Gunter ceased to be the beneficial owner of more than five percent of Common Stock as of May 20, 2010.

SCHEDULE 13D

CUSIP No. 670711100	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2010	WAYNE GUNTER By: /s/ Wayne Gunter Wayne Gunter